July 14, 2005

Nancy S. Vann, Esq.
Oppenheimer Funds, Inc.
Two World Financial Center
225 Liberty Street - 11th Floor
New York, New York 10281-1008

Re:	Oppenheimer International Diversified Fund
	File Nos. 333-125805 and 811-21775

Dear Ms. Vann:

	We have reviewed the registration statement on Form N-1A for the
Oppenheimer International Diversified Fund ("Fund") filed with the Commission on June 14, 2005. The captions we use below correspond to the captions the Fund uses in the amendment.

Prospectus

Prospectus Summary

Overview

	Please insert the text of this section into the section titled
"About the Fund."

	The disclosure in the second paragraph of this section indicates that "No fund will invest more than 50% of its net assets in any single underlying fund," yet only one fund is being offered in this prospectus. Please correct this inconsistency.

	Please disclose the percentage of assets the Fund will allocate to each underlying fund and under what circumstances the allocation percentages may change; also disclose how frequently the Manager will rebalance the Fund`s asset allocations.

	Please explain how the investing in the International Bond Fund enables the Fund to achieve its investment objective.

	Please disclose prominently that shareholders of the Fund will bear the expenses of the underlying funds, as well as those of the Fund itself.

	Please summarize the investment objective and principal strategies and risks of each underlying fund in which the Fund may invest.

	Please disclose the percentage of assets each underlying fund will invest in derivative instruments.

	Please provide in this section consistent, objective definitions of the terms "small-cap," "mid-cap," and "large-cap."

	Will the Fund invest in securities other than shares of the underlying funds? If so, please disclose the other types of securities in which the Fund may invest, and summarize the risks of such investments.

	How will the Fund monitor and resolve conflicts of interest arising from the difference in fees the Manager may receive by virtue of investing in one underlying fund instead of another? Please disclose the risk of harm to shareholders.

	The disclosure in the section "How does the Manager Decide
What
Securities to Buy or Sell?" does not describe how the Manager decides
what securities to buy or sell.   Please add all appropriate
disclosure.

	Please disclose the risks and costs associated with the simultaneous purchase of a security by one underlying fund and sale by another. Does the Manager monitor the trading activities of the underlying funds?

	Please provide a complete listing of the types of "other asset classes" in which the underlying funds may invest.

Shareholder Fees

	Please disclose the transfer agent`s contractual fee rate.

	Please remove the text located between the fee fable and the examples, and relocate it after the examples.

The Portfolios` Principal Investment Policies and Risks

	Please disclose the investment objective and principal strategies and risks of each underlying fund in which the Fund may invest.

	Will any of the underlying funds invest in securities in default? If so, please include a description of the attendant risks.
Also, please disclose whether an underlying fund will sell or hold non-investment grade bonds in the event of default.

	The disclosure in this section and elsewhere indicates the underlying funds may have relatively high portfolio turnover.
Please
disclose the underlying funds` estimated annual portfolio turnover.
Also, please delete the last sentence of the paragraph that discusses portfolio turnover.



Statement of Additional Information

Investment Restrictions
	Please explain the meaning of the phrase "except to the extent permitted under the Investment Company Act," as it pertains to the Fund`s fundamental policies on borrowing money, making loans, investing in real estate and commodities and underwriting.
	Will the fundamental policies disclosed in this section be applied to the underlying funds, or the Fund alone? If the fundamental policies do not apply to the underlying funds, we may have additional comments.
Portfolio Proxy Voting
	Please disclose the procedures the Fund uses when a vote presents a conflict between the interests of the Fund`s shareholders and those of the Adviser, principal underwriter or other affiliated persons. See Item 12(f) of Form N-1A.
Approval of Investment Advisory Agreement
	This disclosure does not contain a reasonably detailed discussion of the material factors that formed the basis for the board of directors` approval of the investment advisory contract. Please include this information in the disclosure. See Instruction to Item 12(b) (10) of Form N-1A.
Closing
      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
	Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.


							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel

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